Exhibit 99.3

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in the Provinces of British Columbia, Alberta and Ontario, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.   This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws.  Accordingly, subject to certain exceptions, these securities may not be offered or sold in the United States of America and this short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of these securities within the United States of America or to, or for the benefit of, a U.S. person (as defined in the U.S. Securities Act).  See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the issuer at Suite 600-1199 West Hastings Street, Vancouver, British Columbia, V6C 3T5, telephone (604) 683-8193, and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS

New Issue	November 23, 2009

KEEGAN RESOURCES INC.

$35,990,000

6,100,000 Common Shares

This short form prospectus qualifies the distribution (the “Offering”) of 6,100,000 common shares (the “Common Shares”) of Keegan Resources Inc. (“Keegan” or the “Company”) at a price of $5.90 per Common Share (the “Offering Price”), pursuant to an underwriting agreement (the “Underwriting Agreement”) dated November 23, 2009 between the Company and Dundee Securities Corporation, Clarus Securities Inc. and Canaccord Capital Corporation (together, the “Underwriters”).  The Offering Price was determined by negotiation between Keegan and the Underwriters.  The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and the NYSE AMEX Exchange (the “AMEX”) under the symbol “KGN.”  The closing price of the Common Shares on the TSX and the AMEX on November 16, 2009, the last trading day before the date of the announcement of this offering, was $6.25 per share and US$5.95 per share, respectively.

Price: $5.90 per Common Share

	Price to the Public	Underwriters’ Commission	Proceeds to Keegan(1)
Per Common Share Total(2)	$5.90 $35,990,000	$0.295 $1,799,500	$5.605 $34,190,500

(1)
Before deducting the expenses of the Offering, estimated to be $300,000, which, together with the Underwriters’ commission equal to 5% of the gross proceeds from the Offering (the “Underwriters’ Commission”), will be paid by Keegan from the proceeds of the Offering.

(2)
Keegan has also granted the Underwriters an option (the “Over-Allotment Option”), exercisable not later than 30 days after the Closing Date (as defined below), to purchase up to an additional 915,000 Common Shares (the “Over-Allotment Shares”) at the Offering Price solely to cover over-allotments, if any, and for market stabilization purposes.  A purchaser who acquires Over-Allotment Shares issuable on the exercise of the Over-Allotment Option acquires such shares under this short form prospectus, regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.  If the Underwriters exercise the Over-Allotment Option in full, the total number of Common Shares issued under the Offering will be 7,015,000, the total Price to the Public will be $41,388,500, the total Underwriters’ Commission will be $2,069,425 and the total net Proceeds to Keegan will be $39,319,075, before deducting the expenses of the Offering.  See “Plan of Distribution”.  This short form prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares.

References to “Common Shares” in this short form prospectus shall include the up to 915,000 Over-Allotment Shares, as applicable in the context used.

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by Keegan and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of Keegan by Lang Michener LLP, Vancouver, British Columbia, and on behalf of the Underwriters by Miller Thomson LLP, Vancouver, British Columbia.

The Company has applied to list the Common Shares and the Over-Allotment Shares on the TSX and AMEX.  Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and AMEX.

An investment in the Common Shares involves a high degree of risk.  Prospective investors should consider the risk factors described under “Risk Factors” in this short form prospectus and in the Company’s Annual Report on Form 20-F, which can be found on SEDAR at www.sedar.com before purchasing Common Shares.

The following table sets out the number of options or other compensation securities, if any, that have been issued or may be issued by the Company to the Underwriters:
Underwriters’ Position	Maximum Size or Number of Securities Available	Exercise Period or Acquisition Date	Exercise Price or Average Acquisition Price
Over-Allotment Option	915,000 Common Shares	Exercisable until 5:00 p.m. (Pacific Time) on the 30th day following the Closing Date	$5.90 per Common Share

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  Other than in respect of the Common Shares sold to purchasers in the United States and to, or for the account or benefit of, U.S. persons, which will be represented by individual certificates, and other than pursuant to certain exceptions, one or more book entry-only certificates representing the balance of the Common Shares will be issued in registered form to the CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited with CDS on the Closing Date, which is expected to take place on or before December 9, 2009, or such other date as may be agreed upon by the Company and the Underwriters but in any event no later than 42 days following the date of a final receipt for this short form prospectus.  A purchaser of Common Shares (other than a purchaser of Common Shares in the United States or a U.S. person (or a purchaser for the account or benefit of a U.S. person) will receive only a customer confirmation from the registered dealer through which the Common Shares are purchased.  Subject to applicable laws and in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of Keegan’s common shares at levels other than those which otherwise might prevail on the open market.  Such transactions, if commenced, may be discontinued at any time.  (See “Plan of Distribution”).

Keegan’s head office is located at Suite 600 – 1199 West Hastings Street, Vancouver, British Columbia V6C 3T5 and our registered office is located at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7.

The Chief Executive Officer who has signed the Certificate of the Company in this short form prospectus resides outside of Canada.  Although the person described above has appointed Lang Michener LLP as his agent for service of process in British Columbia, it may not be possible for investors to enforce judgments obtained in Canada against the person described above.

ii

1

GENERAL MATTERS

In this short form prospectus, unless otherwise indicated or the context otherwise requires, the terms “Keegan”, the “Company”, “we”, “us” and “our” are used to refer to Keegan Resources Inc.

Unless otherwise indicated, all dollar amounts in this short form prospectus are expressed in Canadian dollars.

The address of Keegan’s website is www.keeganresources.com.  Information contained on Keegan’s website is not part of this short form prospectus or incorporated by reference herein.  Prospective investors should rely only on the information contained or incorporated by reference in this short form prospectus.  Keegan has not authorized any person to provide different information.

The Common Shares being offered for sale under this short form prospectus may only be sold in those jurisdictions in which offers and sales of the Common Shares are permitted.  This short form prospectus is not an offer to sell or a solicitation of an offer to buy the Common Shares in any jurisdiction where it is unlawful.  The information contained in this short form prospectus is accurate only as of the date of this short form prospectus, regardless of the time of delivery of this short form prospectus or of any sale of the Common Shares.

FORWARD-LOOKING STATEMENTS

This short form prospectus, including the documents incorporated by reference, contain forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) which may not be based on historical fact, including without limitation statements regarding the Company’s expectations in respect of future financial position, business strategy, future production, reserve potential, exploration drilling, exploitation activities, events or developments that the Company expects to take place in the future, projected costs and plans and objectives.  Often, but not always, forward-looking statements can be identified by the use of the words “believes”, “may”, “plan”, “will”, “estimate”, “scheduled”, “continue”, “anticipates”, “intends”, “expects”, and similar expressions.

Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	Keegan’s primary property is subject to a lawsuit as to title and while Keegan believes the lawsuit to be wholly without merit, it recognizes that litigation is an inherently uncertain process;

•
Keegan’s properties are not known to host any ore reserves nor known to contain any body of economic mineralization.  Mineral resources disclosed by Keegan for the Esaase Property are estimates only and the estimating of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data, the assumptions made and judgment used in the engineering and geological interpretation, which may prove unreliable, and may be subject to revision;

•	Keegan requires significant additional financing in order to continue its exploration activities and its assessment of the commercial viability of the Esaase Property;

•	Keegan has never earned any net income and may never achieve profitability or pay dividends;

•	the consolidated financial statements have been prepared assuming Keegan will continue on a going concern basis;

•
fluctuation of metal prices and currency rates, the credit crisis and other macroeconomic events may have adverse consequences and may result in Keegan not being able to raise the additional financing required to fund its planned activities for the Esaase Property;

•
changes in government regulations, compliance with environmental requirements and the presence of unknown environmental hazards on Keegan’s mineral properties may result in significant unanticipated compliance and reclamation costs;

•	the Government of Ghana has the right to increase its control of Keegan Ghana (as hereinafter defined); and

•
other risks detailed from time-to-time in the Company’s quarterly filings, annual information forms, annual reports and annual filings with securities regulators and those which are discussed under the heading “Risk Factors”.

Such information is included, among other places, in this short form prospectus under the headings “The Company”, “Use of Proceeds”, “Risk Factors” and in the Company’s Annual Report on Form 20-F under the heading “Description of Business” and in the Management’s Discussion and Analysis for the year ended March 31, 2009, each of such documents being incorporated by reference in this short form prospectus.

These factors should be considered carefully and readers are cautioned not to place undue reliance on the forward-looking statements.  Readers are cautioned that the foregoing list of risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of risks and uncertainties facing the Company included in this short form prospectus.  See “Risk Factors” for a more detailed discussion of these risks.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to future results, approvals or achievements.  The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement.  The Company disclaims any duty to update any of the forward-looking statements after the date of this short form prospectus to conform such statements to actual results or to changes in the Company’s expectations except as otherwise required by applicable law.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING ESTIMATES OF RESOURCES

The disclosure in this short form prospectus, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this short form prospectus have been prepared in accordance with NI 43-101.  These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”).  As a result, the resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This short form prospectus, including the documents incorporated by reference herein, uses the terms “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada.  We advise prospective United States investors that while those terms are recognized and required by Canadian regulations under NI 43-101, the SEC does not recognize them.  United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

In addition, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist.  In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.  It cannot be assumed that all or any part of “inferred mineral resources” will ever be upgraded to a higher category.  United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

For the above reasons, information contained in this short form prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

Keegan prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from U.S. generally accepted accounting principles (“U.S. GAAP”).  Therefore, Keegan’s financial statements incorporated by reference in this short form prospectus and in the documents incorporated by reference in this short form prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP.  Prospective U.S. investors should refer to Note 17 entitled – “United States Generally Accepted Accounting Principles” in Keegan’s audited financial statements for the years ended March 31, 2009 and 2008, which financial statements are incorporated by reference into this short form prospectus, for a discussion of the principal differences between Keegan’s financial results determined under Canadian GAAP and under U.S. GAAP.  See “Documents Incorporated by Reference”.

Abbreviations

List of Abbreviations
Au	gold	m	metres
g/t	grams per tonne	MIK	Multiple Indicator Kriging
km	kilometres	NSR	net smelter royalty
km2	square kilometres	RC	reverse circulation
KWh/t	kilowatt per tonne	RL (Z)	reduced level
M	million	t	tonnes

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the securities commissions or similar regulatory authorities in the Provinces of British Columbia, Alberta and Ontario, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

•	annual report on Form 20-F for the year ended March 31, 2009, dated June 29, 2009 (filed as the Company’s current annual information form);

•	the consolidated financial statements and the notes thereto for the financial years ended March 31, 2009 and 2008, together with the auditors’ report thereon;

•	management’s discussion and analysis of financial condition and operations for the financial years ended March 31, 2009 and 2008;

•	the information circular of Keegan dated August 19, 2009 distributed in connection with the annual and special general meeting of shareholders of Keegan held on October 1, 2009;

•
the unaudited comparative interim consolidated financial statements and the notes thereto for the three months and six months ended September 30, 2009 and 2008, except for the notice provided under subparagraph 4.3(3)(a) of National Instrument 51-102 Continuous Disclosure Obligations;

•	management’s discussion and analysis of financial condition and operations for the six months ended September 30, 2009 and 2008; and

•
the material change report dated May 26, 2009 announcing that Keegan closed a bought deal share offering of 8,000,000 common shares (including exercise of over allotment option) at the issue price of $2.40 per share.

Material change reports (other than confidential reports), business acquisition reports, interim financial statements and all other documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this short form prospectus and before completion or withdrawal of this Offering, will be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained in this short form prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Copies of documents incorporated herein by reference may be obtained upon request without charge from the Corporate Secretary of Keegan at Suite 600-1199 West Hastings Street, Vancouver, British Columbia, V6C 3T5.  These documents are also available through the Internet on SEDAR which can be accessed at www.sedar.com.

THE COMPANY

The Company was incorporated (under the name “Quicksilver Ventures Inc.”) on September 23, 1999 under the laws of the Province of British Columbia, Canada.  The Company continues to be governed by the Business Corporations Act (British Columbia).  The Company’s head office and principal place of business is located at Suite 600-1199 West Hastings Street Vancouver, British Columbia, V6C 3T5.  The Company’s registered and records office is located at 1500 - 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7.

Keegan has one active wholly-owned subsidiary, Keegan Resources (Ghana) Limited (“Keegan Ghana”), incorporated under the laws of Ghana.

SUMMARY DESCRIPTION OF BUSINESS

Overview

Keegan is a junior gold exploration company, focusing on exploration of gold projects in Ghana, West Africa.  Currently the Company has one material property: the Esaase Property, located in southwest Ghana, approximately 35km southwest of the regional capital of Kumasi.  The Esaase Property consists of two mining concessions, the Esaase Concession and the Jeni River Concession.

The Company also owns the Asumura Property in Ghana, located 65km south of Newmont’s Ahafo mine. The Company does not consider the Asumura Property to be material at this time.

Esaase Property

Unless stated otherwise, information of a technical or scientific nature related to the Esaase Property contained in this short form prospectus is summarized or extracted from a technical report entitled “Esaase Gold Deposit Resource Estimation” dated April 24, 2009 (the “Technical Report”), prepared by Brian Wolfe, MAusIMM and filed on Keegan’s profile on SEDAR at www.sedar.com.  Mr. Wolfe is independent of Keegan.

The Esaase Property is located in southwest Ghana, West Africa.  It is located in the Amansi East District, in the Ashanti Region, approximately 35km southwest of the regional capital Kumasi (Figure 1).

Figure 1: Location of Esaase Property

 Source:  Technical Report

The Esaase Property consists of two mining concessions, named the Esaase Concession and Jeni River Concession.  The Esaase Concession is approximately 10km in a north east direction by 4km in a northwest direction covering 42.32km2.  The centre of the Esaase Concession is located at 1º 53’ west, 6º 34’ north.  The Jeni River Concession is approximately 10 km in an east west direction and 5 km in a north south direction.  The centre of the Jeni River Concession is located at 1º 98’ west 6 º 52’ north and covers an area of 49.74 km2.  The boundaries of the Esaase Concession and the Jeni River Concession have not been legally surveyed, but are described by latitude and longitude via decree (see Figure 2).

Figure 2:  Esaase Concession and Jeni Concession

8 km to highway/ high voltage power lines
Amankyea
N
0
2.5
5
kilometres
Esaase Concession
Aboabo
Esaase-Menkyia
Tetrem
Keegan Camp
Esaase
Adobewora
Mpatoam
Bonteso
Gyeninso
Akantaniase
Jeni Concession
LEGEND
Drilled mineralization not in resource
Boundary of Feb 2009 Resource
Paved Roads
Roads (unpaved)
Forest Reserve Boundary
Previous alluvial mining (pre-Keegan)
Individual Dwellings
Village Boundaries

Source:  Technical Report

Mining leases to the Esaase Concession and the Jeni River Concession have been granted to Keegan by the Ministry of Mines and Energy.  The government maintains a 10% carried interest in all mining leases within Ghana, which does not occur until production (i.e. the government receives 10% of all net profits from mining operations).  The mining lease is also subject to a 0.5% NSR payable to the Bonte Liquidation Committee (set up by the Ghana Government) and a 3.0% NSR owed to the Government of Ghana.  The 3% NSR payable to the Government of Ghana may be increased in the near future (see “Summary Description of Business - Recent Developments”). The surface rights on the Esaase Property are owned by the Ashanti stool (a local ethnic group), and at the production stage the Ashanti stool may apply for the right for compensation.  The amount of the compensation is subject to the approval of the Minister of Mines in consultation with the Land Valuation Board.

The Esaase Concession and Jeni River Concession leases are classified as mining permits, which allow the Company to carry out mining provided certain conditions and fee payments are maintained with the Ministry of Mines and Energy.  The Esaase Jeni River Concession lease was granted in 1990 to Jeni River Development Company Limited and the Esaase Concession lease was granted to Bonte Gold Mining in 1990.  Both the Esaase Concession and the Jeni River Concession leases are valid until September 4, 2020.  Both Jeni River Development Company Limited and Bonte Gold Mining went into bankruptcy in 2002.

Mineral Resource Estimates

NI 43-101 compliant indicated and inferred resources were estimated on the Esaase Property as of February 28, 2009 (the “2009 Resource Estimates”), and are summarized in Table 1 below.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 1:  Esaase Property Resources - as of February 28, 2009

Lower Cutoff Grade (g/t Au)	Tonnes (Mt)	Average Grade (g/t Au)	Gold Metal (Mozs)
Indicated
0.4	57.987	1.2	2.278
0.5	49.248	1.4	2.153
0.6	41.942	1.5	2.025
0.7	35.748	1.7	1.898
0.8	30.656	1.8	1.777
0.9	26.322	2.0	1.660
1.0	22.782	2.1	1.552
Inferred
0.4	41.664	1.2	1.653
0.5	34.054	1.4	1.546
0.6	28.573	1.6	1.451
0.7	24.430	1.7	1.365
0.8	20.649	1.9	1.275
0.9	17.914	2.1	1.201
1.0	15.852	2.2	1.139

All grade estimation for the resource estimates on the Esaase Property was completed using Multiple Indicator Kriging for gold.  This estimation approach was considered appropriate based on review of a number of factors, including the quantity and spacing of available data, the interpreted controls on mineralization, and the style of mineralization.  The estimation was constrained with geological and mineralization interpretations.  The 2009 Resource Estimates was based on the available exploration drillhole database which was compiled by Coffey Mining Pty Ltd., and the database was reviewed and validated by Coffey Mining Pty Ltd.  Data included samples from extensive trenching, but only the RC and diamond drilling sample data were included for use in the modelling process.  A total of 467 RC and diamond drillholes were used in the 2009 Resource Estimates.

Samples were composited to 3m down-hole lengths with residual intervals less than 1.5m length being deleted from the composite file.  Prior to deletion of composites less than 1.5m, statistical analysis was undertaken to determine the impact on mean gold grades.  Deletion of these composites was deemed to have negligible impact on mean grades and was therefore appropriate.  The resulting file contained 13,496 composites with gold grades within mineralized domains.

The 2009 Resource Estimates were classified as indicated or inferred resources based on the confidence levels of the key criteria that were considered during the resource estimation, including drilling techniques, logging, drill sample recovery, sub-sampling techniques and sample preparation, quality of assay data, verification of sampling, and assaying, location of sampling points, data density and distribution, database integrity, geological interpretation, rock dry bulk density, estimation and modelling techniques, and mining factors or assumptions (MIK; 8mE x 10mN x 2.5mRL Selective Mining Unit).  Details on data verification and exploration information can be found in Keegan’s Annual Report on Form 20-F dated June 29, 2009 filed on www.sedar.com.

Exploration

Keegan plans to undertake further work to perform a preliminary economic assessment of the deposit on the Esaase Property, as well as undertake additional exploration to add to the existing resource estimates and convert additional resources to an indicated resources category.  The first phase of exploration will consist of RC drilling of current exploration and resource extension targets, continued auger sampling of coincident soil and geophysical targets, and RC and core drilling targeting higher grade targets of the deposit down dip.  If the first phase of exploration discovered continuous mineralization of potentially economic tenor, then additional exploration expenditure would be warranted and a second phase of exploration will be triggered.  The next phase of the program at the Esaase Property may result in a preliminary scoping study on the indicated and inferred resources, which would determine the amenability of the deposit to different scenarios of mining, milling and ore beneficiation.

Recent Developments  – Esaase Property

Drilling Results - July 2009

On July 22, 2009 Keegan announced drilling results that were part of the program targeting areas where Keegan had obtained significant grade widths at the end of its 2008 drilling program on the Esaase Property.  The results indicate even higher grade zones as can be seen by intercepts such as 10 m of 6.04 g/t Au and 22 m of 10.31 g/t Au in hole 540, 25 m of 3.59 g/t Au and 12.4 m of 3.07 g/t Au from hole 541, and 29 m of 3.04 g/t Au from hole 538. The collars are located over 100m from the closest previous drilling and the results are from areas not currently included in Keegan’s resource on the Esaase Property.

Table 2:  Drilling Results Esaase Property – July 22, 2009 (1)

Hole ID	From	To	Width	Grade	Hole ID	From	To	Width	Grade
KEDD538	275	304	29	3.04	KEDD540	374.5	384.5	10	6.04
including	298	302.2	4.2	16.58	including	376.6	377.6	1	50.3
KEDD538	360	406	46	1	KEDD540	412.5	434.5	22	10.31
KEDD538	435	450	15	1.79	including	431.5	432.5	1	215
KEDD539	375.25	391.1	15.9	1.67	KEDD541	258	283	25	3.59
KEDD539	400	415	15	1.05	including	260	261	1	15.65
KEDD539	455	466	11	1.06	including	275	276.2	1	48.3
KEDD539	473	482	9	1.06	KEDD541	357	369.4	12.4	3.07
KEDD540	31	33	2	31.23	including	365.9	367.1	1.2	10.45
including	31	32	1	59.6	KEDD541	424	439	15	1.15

Source:	Keegan records

(1)
Only intercepts with grade widths of greater than 10 g/t Au x m are shown.  Intercepts with grade-widths of approximately 40 g/t Au x m or higher are bolded.  Distances are in drilled ms and grades reported in g/t Au.

These results are from an area where block modeling, grade contouring and structural interpretation all suggest significant high grade potential at depth. Keegan intends to bring in a second drill rig in the near future to continue to test high quality targets both down dip and along strike as well as to continue to rapidly define the upper portions of the main deposit at the Esaase Property.

Drilling Results - October  2009

On October 6, 2009, Keegan announced results from drill holes down dip from the existing resource on the Esaase Property as well as from shallow strike extension drilling to the north of the current resource targeting high grades at shallow depths. The results from the deeper drilling show multiple high grade zones including 9.3 m of 11.1 g/t Au as well as wide intercepts of significant mineralization including 21m of 2.04 g/t Au, and 41m at 1.1 g/t Au. The results of the shallow holes include 7m of 7.96 g/t Au and 5m at 3.37 g/t Au; all at less than 100m depth.  These results provide encouragement that Keegan has the potential to add significant resources to the deposit on the Esaase Property both at depth as well as along strike.

Table 3: Drilling Results - Esaase Property October 6, 2009 (1)

down dip extension drilling					shallow north extension drilling
Hole_ID	From	To	Width	Grade	Hole_ID	From	To	Width	Grade
KEDD542	321	342	21	2.04	KERC555	58	64	6	2.01
including	334	335	1	28.4	KERC556	4	14	10	1.5
KEDD542	369	410	41	1.1	KERC560	5	10	5	2.84
KEDD552	296	313	17	1.24	KERC560	27	32	5	3.37
KEDD552	371.9	390	18.1	1.21	including	27	28	1	11
KEDD552	399	407	8	4.9	KERC560	53	59	6	2.32
including	404	405	1	30.6	KERC567	74	81	7	7.96
KEDD552	455	464.34	9.34	11.1	including	74	75	1	36.9
including including	458	459	1	62.5	and	79	80	1	12.55
	464.04	464.34	0.34	100

Source:	Keegan records

(1)
Only intercepts with grade widths of greater than 10 g/t Au x m are shown. Intercepts with grade-widths of approximately 40 g/t Au x m or higher are bolded.  Distances are in drilled m and grades reported in g/t Au.

On October 15, 2009, Keegan announced new drilling results from holes drilled to the north up to 700m along strike from the current resource into a new undrilled area that targeted higher grade areas within 100m from surface. Drill hole results include 17m of 1.44 g/t Au and 5m at 4.39 g/t Au. Keegan plans to incorporate these results into its existing resource model and in its planning for the next stage of drilling in this area.

Table 4: Drilling Results Esaase Property - October 15, 2009 (1)

Hole_ID	From	To	Width	Grade	Hole_ID	From	To	Width	Grade
KERC573	99	104	5	4.39	KERC577	46	52	6	3.84
including	100	101	1	10.3	including	51	52	1	16.2
KERC574	107	112	5	1.62	KERC579	111	116	5	1.82
KERC574	188	199	11	1.64	KERC580	33	43	10	1.35
KERC575	165	177	12	0.96	KERC581	59	76	17	1.44

Source:	Keegan records

(1)
Only intercepts with grade widths of greater than 10 g/t Au x m are shown. Intercepts with grade-widths of approximately 20 g/t Au x m or higher are bolded. Distances are in drilled m and grades reported in g/t Au. All holes are drilled at app. 110 azimuth and 45 degree dip.

These new results suggest that significant mineralization continues at shallow depths along strike to the north of the existing resource on the Esaase Property. Keegan has several kms of strike length along this same structure to the north that has yet to be drill tested.

Metallurgical Testing

In October 2009, Keegan announced results of a metallurgical test program on samples from the Esaase Property conducted at Amdel Limited in Perth, Australia during the first three quarters of 2009.  The program examined a number of conventional processing options including whole ore cyanidation and gravity gold recovery followed by Carbon In Leach (“CIL”) cyanidation.  Test work was conducted on core samples from both oxide and fresh material from the deposit on the Esaase Property.

Results of the metallurgical test work show gold recoveries of 94% to 97% using a flowsheet incorporating a coarse primary grind, gravity recovery and CIL on the gravity tailing, with the main metallurgical parameters:  coarse primary grind of 150 microns; centrifugal gravity concentration of gold with recovery of 40% to 70%; CIL cyanidation of the gravity tailing, achieving a residue grade of 0.04 to 0.09 gram per tonne gold from oxide and fresh samples having head grades ranging from 1.2 to 2.3 grams per tonne gold; and achieving an overall combined gold recovery of 94% to 97% to gravity concentrate and CIL.  The results build on the preliminary metallurgical testwork done by Keegan, and Keegan plans to incorporate the results in a preliminary economic assessment targeted for 2010.

Esaase Lawsuit

On July 14, 2008, Sametro Company Limited (“Sametro”) issued a Writ of Summons against Keegan Ghana and the Ghana Minerals Commission in the High Court of Ghana, seeking an order setting aside the Deed of Assignment of the Esaase Concession on the grounds of fraud, a declaration that the Esaase Concession is the property of Sametro, an order for perpetual injunction directed at Keegan Ghana and the Ghana Minerals Commission from interfering with Sametro’s rights to the Esaase Concession, an order directed at the Ghana Minerals Commission to expunge from their records the Deed of Assignment which granted Keegan Ghana its ownership of the Esaase Concession plus (unspecified) damages and costs.

Sametro’s basic claim is that the individual who purported to handle the Deed of Assignment, Mr. Ekow Amua-Sekyi, was either not authorized to do so by Sametro and/or that he provided a deed to Keegan Ghana and the Ghana Minerals Commission which was not in fact signed, as it was purported to be, by the Managing Director of Sametro, Mr. Samuel Gordon Etroo.  One allegation is that Mr. Amua-Sekyi, who presented the document to Keegan Ghana, actually forged the signature of Mr. Etroo on the Deed of Assignment and his signature is a fraud.  In a separate action Sametro is suing Mr. Amua-Sekyi and making similar allegations.

It is the legal position of Keegan Ghana that Mr. Amua-Sekyi was at all material times a director and agent of Sametro in the transactions between Sametro and Keegan Ghana, and that Keegan Ghana acted in good faith without any notice of irregularity.  Keegan Ghana notes that other directors of Sametro executed documents ratifying the underlying Option Agreement from which the Deed of Assignment was derived.  Sametro in its pleadings conceded that Sametro ratified the Option Agreement and also took consequential actions in pursuance thereof.

Keegan Ghana will in part rely upon sections 139-142 of the Ghana Companies Code, 1963 (Act 179) which confers statutory protection on innocent third parties from any fraud by directors, officers, servants and agents of corporate bodies in Ghana.  Section 143 of the Ghana Companies Code specifically provides that: “Where in accordance with Sections 139-142 of this Code a company would be liable for the acts of any officer or agent, the company shall be liable notwithstanding that the officer or agent has acted fraudulently or forged a document purporting to be sealed by, or signed on behalf of, the company”.

Keegan Ghana believes that Sametro’s claims are without merit and will vigorously defend its interests in the Esaase Concession.  Based on a legal analysis of the facts and law by its Ghana counsel, the Company is confident in its legal position; however, there can never be certainty in regards to the outcome of lawsuits as the trial process involves judicial assessment of witnesses, documents and other matters that can influence the outcome and which cannot be fully evaluated in advance.

Sametro filed a motion in early 2009 seeking to have its application to have an interim injunction heard by the Court to prevent the Company from conducting exploration on the Esaase Property pending the trial of the substantive issues. Keegan's counsel has expressed its view that the injunction request would be denied on the basis that: (a) Keegan at all times enjoyed a contractual right to access the property and this right should not be affected by the litigation which is in respect of other disputed matters, and (b) the balance of convenience greatly favours Keegan as there is no ongoing exploitation of the resource so the plaintiff is not at any economic risk by Keegan's activities. The injunction application was postponed in May, 2009 and again in October, 2009 on account of procedural reasons. The Company is currently seeking to be added as a party to the litigation in addition to its Ghanaian subsidiary. It is counsel’s opinion that neither the interim motion nor the trial of substantive issues is likely to proceed before January, 2010 at the earliest.

Asumura Property

The Asumura Property is located in the southwestern part of Ghana, West Africa, and is divided into two parts by the Bia River.  The western part of the Asumura Property is within the western region of Ghana in the Juabesco Bia district and the eastern part is in the Brong Ahafo region of Ghana (See Figure 1).  The Asumura Property is without known resources or reserves and Keegan is currently undertaking non material exploratory work on the property.

Keegan has an undivided 100% interest in the Asumura Property subject to a 3.5% NSR to GTE Ventures Ltd., 50% of which may be purchased for US$2,000,000 by Keegan.  The Ghanaian government is also entitled to claim a 3-6% NSR after the Asumura Property is converted to a mining license.  A 3% NSR has been standard in recent history, however this may be increased to a 6% NSR (see “Recent Developments” below).  In addition, the Government of Ghana is entitled to a 10% carried interest in the Asumura Property, which does not occur until production (i.e. the government receives 10% of all net profits from mining operations).

Recent Developments

Since the date of the last short form prospectus filed by Keegan on May 20, 2009, Keegan spent $2,200,000 on exploration on the Esaase Property including drilling and assays, and $615,000 on geology, technical studies, and health safety environment and the community. A further approximately $1,800,000 was spent on head office administration, accounting, legal, regulatory matters, corporate outreach and $200,000 on Ghana Administration.  A further $100,000 was spent by Keegan on prospecting the Asumura Property.

Expenditures on the deposit on the Esaase Property since May 2009 were directed at resource expansion exploration, technical studies in the areas of metallurgy, hydrogeology, and mining geotechnics, as well as ongoing programs to continue the Company’s initiatives in the areas of health, safety, environment and the community.  The resource expansion exploration program has resulted in the identification of mineralization in areas both down dip and along strike of the currently defined resource at the Esaase Property.  The metallurgical test work program has provided the basis for process design parameters, which will be incorporated into a Preliminary Economic Assessment currently underway and expected in 2010. (See “Summary Description of Business - Recent Developments – Esaase Property – Metallurgical Testing”).

As reported by Reuters on Nov 19, 2009 Ghana Finance Minister Kwabena Dufour, presenting the nation's 2010 budget to parliament, said the government will double minerals royalties to 6%. He added “In addition, government will engage all mining companies to address the issue of dividend payment, exemptions and the whole mining sector fiscal regime”.  It is unclear when or how this increase in royalties will take place.  (See “Risk Factors”)

On October 1, 2009 the shareholders of Keegan elected Keith Minty, P.Eng, Maurice Tagami P.Eng and Marcel de Groot C.A to its board of directors, and Mark Orsmond, C.A. resigned.  Mr. Minty serves as an independent director and as the chairman of Keegan's technical review committee. Mr. Tagami leads Keegan's ongoing economic and engineering studies currently underway at the Esaase Property.

Mr. Minty brings extensive Canadian and international experience in project financing, mine operations, supervision and engineering at open pit and underground operations in precious, base and platinum group metals.  Mr. Tagami has a degree from the University of British Columbia in metallurgical engineering, is a registered professional engineer in the Province of British Columbia and has over 28 years experience in mine development and operations.  Mr. Tagami oversees all design, geotechnical, metallurgical, hydrological, mining engineering and other development work required on the Esaase Property. He is responsible for the planning, design and budget for any pre-feasibility and/or feasibility studies and subsequent development that Keegan undertakes on its properties.  Mr. de Groot is a founder and President of Pathway Capital Ltd., a Vancouver based private venture capital corporation which invests in and provides strategic support to early stage private and public companies. Mr. de Groot is a graduate from the University of British Columbia with a Bachelor of Commerce degree and articled with Grant Thornton LLP where he obtained his Chartered Accountant designation.

USE OF PROCEEDS

The net proceeds to be received by Keegan from the sale of the Common Shares, after deducting the Underwriters’ Commission and expenses of the Offering, which are estimated to be $300,000, will be approximately $33,890,500.  If the Over-Allotment Option is exercised in full for Common Shares the net proceeds for the Offering, after deducting the Underwriters’ Commission and expenses of the Offering, will be approximately $39,019,075.

Keegan intends to use the net proceeds from the Offering, along with its $13,000,000 available cash as follows:

Drilling, including exploration and support of project development studies and assays	$21,000,000
Engineering, technical and sustainable development studies and programs, preliminary assessment and project development studies	$16,000,000
Corporate development including potential land acquisitions, corporate outreach and overheads, legal and regulatory costs and working capital	$10,000,000
TOTAL	$47,000,000

If the Over-Allotment Option is exercised, Keegan will use those proceeds for working capital.

The Company had negative operating cash flow for its financial year ended March 31, 2009.  To the extent that the Company has negative cash flow in future periods, the Company may need a portion of its general working capital to fund such negative cash flow.

The actual use of the net proceeds of the Offering may vary depending on operating and capital needs and the progress of all exploration and development programs from time to time.  Accordingly, management of the Company will have the broad discretion in the application of the proceeds of the Offering.  Pending the use of proceeds outlined above, the Company intends to invest the net proceeds of the Offering in investment grade, short-term, interest bearing securities.  The Chief Financial Officer is responsible for following the investment policy of the Company.

Business Objectives and Milestones

Keegan expects that the proceeds from the Offering will allow it to conduct exploration programs on the Esaase Property aimed at advancement of resources to higher classification as well as to expand the current inferred resource base by testing other gold targets on the Esaase Property. The Company will continue to advance the development of the deposit on the Esaase Property with the completion of a preliminary economic assessment, initiation of further metallurgical test work programs, geotechnical, mine design and hydrology studies.  The Company will also commence baseline data collection to support social and environmental assessments and stakeholder consultations associated with the planned development and permitting of the Esaase Project. In addition, with a strengthened working capital position, potential acquisitions will be evaluated on an ongoing basis.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated November 23, 2009 (the “Underwriting Agreement”) between Keegan and Dundee Securities Corporation, Clarus Securities Inc. and Canaccord Capital Corporation, Keegan has agreed to sell, and the Underwriters have severally agreed to purchase, as principals, 6,100,000 Common Shares at a price of $5.90 per Common Share, subject to compliance with all necessary legal requirements and the terms and conditions of the Underwriting Agreement, on December 9, 2009 or such earlier or later date as Keegan and the Underwriters may agree but in no case later than 42 days after the date of the receipt for this short form prospectus.  The Offering Price of the Common Shares was determined by negotiation between Keegan and the Underwriters.

Pursuant to the Underwriting Agreement, Keegan has granted the Underwriters the Over-Allotment Option exercisable no later than 30 days after the Closing Date, to purchase the Over-Allotment Shares at the Offering Price on the same terms and conditions as apply to the purchase of the Common Shares thereunder.  The Underwriters may exercise the Over-Allotment Option only to the extent required to cover over-allotments made in connection with the sale of the Common Shares under this short form prospectus and for market stabilization purposes.  The grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares are qualified under this short form prospectus.

The Underwriting Agreement provides for payment by Keegan of an aggregate commission to the Underwriters in the amount of $1,799,500 ($0.295 per Common Share) for services rendered to Keegan in connection with the Offering.  The aggregate commission payable to the Underwriters will be $2,069,425 if the Over-Allotment Option is exercised in full.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events, including the occurrence of a material change in the state of the financial markets.  The Underwriters are, however, obligated, to take up and pay for all of the Common Shares if any of the Common Shares are purchased under the Underwriting Agreement.  The Underwriting Agreement also provides that Keegan will indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

The Company has applied to list the Common Shares and the Over-Allotment Shares on the TSX and AMEX.  Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and AMEX.

Pursuant to applicable securities laws and the universal market integrity rules (“UMIR”) of Market Regulation Services, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares.  The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares.  These exceptions include a bid or purchase permitted under the UMIR relating to market stabilization and passive market-making activities, and a bid or purchase made for or on behalf of a client where the client’s order was not solicited during the period of distribution.  Subject to applicable laws and in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Common Shares in the United States or to, or for the account or benefit of, U.S. persons, as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).  The Common Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.  Each Underwriter has agreed that it and any U.S. affiliate of the Underwriter which conducts offers and sales in the United States will not offer or sell the Common Shares within the United States or to, or for the account or benefit of, any U.S. person except as permitted by the Underwriting Agreement.  The Underwriting Agreement provides that offers and sales may be made in the United States or to, or for the account or benefit of, U.S. persons, only pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws.  In particular, the Underwriting Agreement provides that certain of the Underwriters, through their U.S. broker-dealer affiliates, may offer and sell the Common Shares on a substituted basis to institutions that qualify as accredited investors, as defined in Rule 501(a) of Regulation D of the U.S. Securities Act or entities owned entirely by such investors, provided such offers and sales are made in accordance with Rule 506 of Regulation D under the U.S. Securities Act.  Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares outside the United States only to non-U.S. persons in accordance with Rule 903 of Regulation S under the U.S. Securities Act.  The certificates representing the Common Shares which are sold in the United States or to, or for the account or benefit of, U.S. persons in reliance on exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws will be in definitive form and will contain legends to the effect that the Common Shares represented thereby have not been registered under the U.S. Securities Act and may only be offered for sale pursuant to certain exemptions from the registration requirements of the U.S. Securities Act. Each of the Underwriters has agreed that it will not offer, sell or deliver the Common Shares within the United States or to, or for the account or benefit of, any U.S. Person, (a) as part of its distribution at any time, or (b) otherwise, until 40 days after the later of the commencement of the Offering and the issue date of the Common Shares (the “Distribution Compliance Period”) except, in either case, in accordance with Regulation S under the U.S. Securities Act, and that it must send to a distributor, to a dealer, as defined in section 2(a)(12) of the U.S. Securities Act, or person receiving a selling concession, fee or other remuneration that purchases Common Shares from it during the Distribution Compliance Period a confirmation or other written notice in substantially the following form:

“The securities covered hereby have not been registered under the United States Securities Act of 1933 (the “Securities Act”) and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, (a) as part of their distribution at any time, or (b) otherwise until 40 days after the later of the commencement of the offering and the closing date, except in either case in accordance with Regulation S under the Securities Act.  Terms used above have the meanings given to them by Regulation S.”

In addition, prior to the expiration of the Distribution Compliance Period, all subsequent offers and sales of the Common Shares by such Underwriters shall be made only in accordance with the provisions of Rule 903 or Rule 904 of Regulation S, pursuant to a registration of the Common Shares under the U.S. Securities Act or pursuant to an available exemption from the registration requirements of the U.S. Securities Act.  Further, until 40 days after the commencement of this offering, an offer or sale of the Common Shares distributed under this Offering within the United States by any dealer (whether or not participating in this offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from such registration requirements.

Keegan has agreed in the Underwriting Agreement not to issue or sell any common shares of the Company or any securities convertible into or exchangeable or exercisable for common shares at less than the Offering Price for a period of 120 days after the date of closing of the Offering without the prior written consent of Dundee Securities Corporation, on behalf of the Underwriters, such consent not to be unreasonably withheld, except in connection with (i) the grant or exercise of stock options and other similar issues pursuant to the current share incentive plan of Keegan or other current share compensation arrangements, (ii) outstanding warrants and convertible, exchangeable and exercisable securities, (iii) obligations in respect of existing mineral property agreements, or (iv) the issue of securities in connection with any arms length property or share acquisition in the normal course of business or in connection with any business combination or similar transaction, provided that written notice of any such issue is provided to the Underwriters.

CONSOLIDATED CAPITALIZATION

The authorized share capital of Keegan consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.  As at November 19, 2009, 37,142,969 common shares were issued and outstanding and no preferred shares were issued and outstanding.

As at November 19, 2009, Keegan had outstanding common share purchase options to purchase up to 3,447,794 common shares at prices ranging from $0.92 to $4.20, expiring between February 3, 2010 and October 6, 2014, and common share purchase warrants to purchase 370,000 common shares at $3.10 expiring on November 26, 2010.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The holders of common shares are entitled to receive notice of any meeting of shareholders of Keegan and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each common share entitles its holder to one vote.  Subject to the rights of the holders of preferred shares, the holders of common shares are entitled to receive on a pro-rata basis such dividends as the board of Keegan may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of the assets of Keegan, such holders are entitled to receive on a pro-rata basis all of the assets of Keegan remaining after payment of all of Keegan’s liabilities, subject to the rights of holders of preferred shares. The common shares carry no pre-emptive rights, conversion rights or redemption rights.

PRIOR SALES

For the 12-month period before the date of this short form prospectus, Keegan issued the following common shares and securities convertible into common shares:

Date of Issuance	Number of Securities Issued	Issue Price Per Security
January 15, 2009	100,000 stock options	$1.12 (1)
January 27, 2009	53,474 common shares	$0.92
February 27, 2009	10,431 common shares	$0.92
May 26, 2009	8,000,000 common shares	$2.40
May 26, 2009	400,000 warrants	$3.10
June 2, 2009	170,000 stock options	$3.31
June 5, 2009	75,000 common shares	$2.44
June 5, 2009	54,348 common shares	$0.92
June 12, 2009	2,300 common shares	$0.92
June 17, 2009	500 common shares	$0.92
June 19, 2009	17,800 common shares	$0.92
June 22, 2009	4,400 common shares	$0.92
July 2, 2009	225,000 stock options	$3.10
July 9, 2009	25,265 common shares	$0.92
July 17, 2009	75,000 stock options	$3.10
July 28, 2009	25,000 common shares	$2.44

Date of Issuance	Number of Securities Issued	Issue Price Per Security
August 31, 2009	23,650 common shares	$0.92
September 1, 2009	23,980 common shares	$0.92
September 2, 2009	75,000 common shares	$0.92
September 3, 2009	23,987 common shares	$0.92
September 16, 2009	5,000 common shares	$1.16
September 18, 2009	20,000 common shares	$1.16
September 24, 2009	11,814 common shares	$0.92
October 6, 2009	485,000 stock options	$4.01
October 8, 2009	19,000 common shares	$3.38
October 9, 2009	31,366 common shares	$0.92
October 19, 2009	39,700 common shares	$0.92
October 20, 2009	5,300 common shares	$0.92
October 20, 2009	15,000 common shares	$4.20
October 30, 2009	8,978 common shares	$2.44
November 4, 2009	17,454 common shares	$2.44
November 6, 2009	21,000 common shares	$4.20
November 9, 2009	17,574 common shares	$2.44
November 9, 2009	20,000 common shares	$2.48
November 10, 2009	25,000 common shares	$4.20
November 16, 2009	30,000 common shares	$3.10

(1)           weighted-average exercise price

TRADING PRICE AND VOLUME

Keegan’s common shares were traded on the TSXV under the symbol “QSV” from June 25, 2001 to March 1, 2005 and thereafter under the symbol “KGN” until December 19, 2008.  Starting from December 22, 2008, the Company’s common shares have been trading on the TSX under the symbol “KGN”.  The following table sets out the high and low sale prices and the volume of trading of the shares on the TSX and the TSXV for the months indicated.

Month	Price Range ($)		Total Volume
	High	Low
November 2008	1.02	0.50	447,300
December 2008	1.18	0.55	1,940,883
January 2009	1.76	1.01	970,013
February 2009	3.07	1.54	2,991,500
March 2009	3.04	2.05	1,719,400
April 2009	2.85	2.25	1,026,700
May 2009	3.22	2.34	1,850,891
June 2009	4.39	2.86	2,770,264
July 2009	3.32	2.25	2,231,876
August 2009	3.70	3.01	2,864,053
September 2009	4.40	3.58	2,402,489
October 2009	5.35	3.65	4,226,241
November 1 to 20, 2009	7.30	5.03	6,748,410

Keegan’s common shares are listed on the AMEX under the trading symbol “KGN”.  The following table sets forth information relating to the trading of the common shares on the AMEX for the months indicated.

Month	Price Range (US$)		Total Volume
	High	Low
November 2008	0.88	0.39	916,600
December 2008	0.95	0.41	1,539,000
January 2009	1.45	0.79	1,095,400
February 2009	2.43	1.25	2,778,100
March 2009	2.50	1.60	1,719,600
April 2009	2.26	1.76	1,083,700
May 2009	2.90	1.98	1,448,900
June 2009	4.00	2.52	4,995,800
July 2009	2.99	1.91	3,274,500
August 2009	3.37	2.70	1,648,600
September 2009	4.13	3.24	4,368,300
October 2009	5.14	3.36	4,232,000
November 1 to 20, 2009	6.93	4.70	4,541,700

RISK FACTORS

Investment in the Common Shares involves a high degree of risk and should be regarded as speculative due to the nature of the business.  Keegan has incurred losses and expects to incur further losses in the foreseeable future. In addition to other information contained in this short form prospectus, the following factors should be considered carefully by investors when evaluating an investment.  For a full discussion of the risk factors applicable to Keegan, see Keegan’s Annual Report on Form 20-F filed as its current annual information form:

A lawsuit has been commenced in Ghana wherein the plaintiff seeks to take away Keegan Ghana’s interests in its principal mineral property, the Esaase Concession

Sametro, a predecessor in interest of Keegan Ghana to the Esaase Concession, has commenced a lawsuit in Ghana seeking to recover Sametro’s interests in the Esaase Concession.  While Keegan Ghana is confident in its legal position, lawsuits are inherently uncertain, an unfavourable ruling in the lawsuit could deprive Keegan Ghana of its most material asset, which would have severe adverse consequences on the value of the Company.

Should Sametro succeed with the interlocutory application (See “Summary Description of Business – Recent Developments - Esaase Property - Esaase Lawsuit”), Keegan Ghana would be required to halt exploration activities on the Esaase Property, delaying Keegan’s exploration program.  Such delay could have a material adverse effect on the value of the Company.

Current global economic conditions

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase its cost of capital.  Since 2007, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the value and credit quality of mortgage-backed securities. Other adverse events include delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions worsened in 2008 and are continuing in 2009, contributing to reduced confidence in credit and financial markets around the world and the collapse of, and governmental intervention in, major financial institutions. Asset price volatility and solvency concerns have increased, and there has been less liquidity, a widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various government actions, concerns about the general condition of the capital markets, financial instruments and financial institutions persist, and stock markets have declined substantially.

These market disruptions have had a significant material adverse impact on companies in many sectors of the economy and have limited access to capital and credit.  These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the Company’s cost of obtaining, financing for its operations.  Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company’s business, financial condition and results of operations.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If these factors continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be adversely affected.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and on favourable terms. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

Keegan’s mineral properties may not contain any ore reserves or any known body of economic mineralization.

While there are bodies of mineralization on the Esaase Property, and although Keegan has completed core drilling programs within, and adjacent to, the deposits to determine measured, indicated and inferred mineral resources there are currently no known reserves or body of commercially viable ore and the Esaase Property must be considered an exploration prospect only.  Extensive additional work will be required before Keegan can ascertain if any mineralization may be economic and hence constitute “ore”.  Engineering, socioeconomic and environmental studies are ongoing.  Exploration for minerals is a speculative venture necessarily involving substantial risk.  If the expenditures that Keegan incurs on the Esaase Property do not result in discovery and development of commercial quantities of ore, the value of exploration and acquisition expenditures will be totally lost and the value of Keegan stock negatively impacted.

Mineral Resources disclosed by Keegan for the Esaase Property are estimates only.

Keegan has disclosed mineral resource estimates that have been made in accordance with NI 43-101.  These resources estimates are classified as “indicated resources” and “inferred resources”.  Investors are cautioned not to assume that any part or all of the mineral deposits classified as “indicated resources” will ever be converted into ore reserves.  Furthermore, “inferred resources” have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and Keegan cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Esaase Property or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore-body that can be economically exploited.  Mineralized material that is not mineral reserves does not have demonstrated economic viability.  In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining.

It is likely that Keegan will require significant additional financing in order to continue its exploration activities and its assessment of the commercial viability of the Esaase Property.

Keegan will likely need to raise additional financing to fund the costs of developing the Esaase Property into commercial production, if such development is warranted.  If the costs of Keegan’s planned exploration programs are greater than anticipated, Keegan may have to seek additional funds through public and private share offerings, arrangements with corporate partners, or debt financing.  There can be no assurance that Keegan will be successful in its efforts to raise these required funds, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.

Keegan has no earnings and may never achieve profitability or pay dividends.

Keegan has a long history of losses and there can be no assurance that Keegan will ever be profitable or be able to secure funds to develop profitable mining operations.  Keegan has paid no dividends on its shares since incorporation.  Keegan presently has no ability to generate earnings as its mineral properties are in the exploration stage.  If Keegan is successful in developing the Esaase Property, Keegan anticipates that it will retain cash resources for the future operation and development of its business.  Keegan does not intend to declare or pay any cash dividends in the foreseeable future.  Payment of any future dividends is solely at the discretion of Keegan’s Board of Directors, which will take into account many factors including Keegan’s operating results, financial conditions and anticipated cash needs.  For these reasons, Keegan may never achieve profitability or pay dividends.

Keegan’s consolidated financial statements have been prepared assuming Keegan will continue on a going concern basis.

Keegan’s consolidated financial statements have been prepared on the basis that Keegan will continue as a going concern.  At March 31, 2009, Keegan had working capital of $2,504,131 as compared to $15,063,520 as at March 31, 2008.  At October 31, 2009, Keegan had working capital of approximately $7,609,357.  If Keegan is unable to obtain adequate additional financing, Keegan may be required to curtail operations and exploration activities.  Furthermore, failure to continue as a going concern would require that Keegan's assets and liabilities be restated on a liquidation basis which would likely differ significantly from their going concern assumption carrying values.

Keegan had negative operating cash flow for its last financial year and may continue to have negative operating cash flow in the future.

The Company had negative operating cash flow for its financial year ended March 31, 2009.  To the extent that the Company has negative cash flow in future periods, the Company may need a portion of its general working capital to fund such negative cash flow.

If price for gold declines, Keegan may not be able to raise the additional financing required to fund its exploration activities for the Esaase Property.

The ability of Keegan to raise financing to fund its activities and, if warranted, development of the Esaase Property, will be significantly affected by changes in the market price of the metals it mines or for which it explores for.  The price of gold is volatile, and is affected by numerous factors beyond Keegan’s control.  The level of interest rates, the rate of inflation, the world supplies of and demands for gold and the stability of exchange rates can all cause fluctuations in these prices.  Such external economic factors are influenced by changes in international investment patterns, monetary systems and political developments.  The price of gold has fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of gold.

Compliance with environmental requirements will take large resources and changes to these requirements could significantly increase the costs to Keegan of developing the Esaase Property and could delay these activities.

Keegan must comply with stringent environmental legislation in carrying out work on the Esaase Property.  Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  Changes in environmental legislation could increase the cost to Keegan of carrying out its exploration and, if warranted, development of the Esaase Property.  Further, compliance with new or additional environmental legislation may result in delays to Keegan’s exploration and, if warranted, development activities.

The impact of the 2010 Government of Ghana Budget

As reported by Reuters on Nov 19, 2009 Ghana Finance Minister Kwabena Dufour, presenting the nation's 2010 budget to parliament, said the government will double minerals royalties to 6%. He added “In addition, government will engage all mining companies to address the issue of dividend payment, exemptions and the whole mining sector fiscal regime”.  It is unclear when or how this increase in royalties will take place.  In addition, the outcome of the consultations with mining companies is uncertain, and the impact on Keegan’s properties in Ghana is unknown.

Changes in government regulations and the presence of unknown environmental hazards on Keegan’s mineral properties may result in significant unanticipated compliance and reclamation costs.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to develop and operate a mine can adversely affect the operations of Keegan.  Keegan may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at our projects.  Any changes in regulations or shift in political attitude are beyond the control of Keegan and may adversely affect its business.

Keegan is subject to many risks that are not insurable and, as a result, Keegan will not be able to recover losses through insurance should such risks occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development.  Keegan may become subject to liability for pollution, cave-ins or hazards against which it cannot insure.  The payment of such liabilities could result in a material adverse effect on Keegan’s financial position and its results of operations.  Although Keegan maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits and the liabilities and hazards might not be insurable against.

The market price of Keegan’s common shares is subject to high volatility and the market price for the Common Shares after this offering may drop below the price you pay.

The market price of a publicly traded stock, especially a resource issuer like Keegan, is affected by many variables in addition to those directly related to exploration successes or failures.  Such factors include the general condition of the market for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.  The effect of these and other factors on the market price of Keegan’s common shares suggests Keegan’s shares will continue to be volatile.  As a result of this volatility, investors may not be able to sell the Common Shares at or above the Offering Price.

Foreign Operations

We have focused our operations on our Ghana properties.  Nearly all mining projects require government approval regardless of the country.  There can be no certainty that these approvals will be granted to us in a timely manner, or at all.  The laws in foreign countries tend to differ significantly from North America and are subject to change.  Mining operations, development and exploration activities are generally subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters.

Mining is also subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production.  The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing mines and other facilities in compliance with such laws and regulations are significant.

Acquisitions of properties in foreign countries are subject to the risks normally associated with conducting business in foreign countries.  Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economical environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation, risk of adverse changes in laws or policies of particular countries, increases in foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings and foreign exchange controls and currency devaluations.

In addition, we may face import and export regulations, including restrictions on the export of gold, disadvantages of competing against companies from countries that are not subject to Canadian and U.S. laws, including foreign corrupt practices legislation, restrictions on the ability to pay dividends offshore, and a risk of loss due to disease and other potential endemic health issues.  Although we are not currently experiencing any significant or extraordinary problems arising from such risks in the foreign country that we have properties in, there can be no assurance that such problems will not arise in the future.

Competition

We operate in a competitive industry and compete with other more well established companies which have greater financial resources than we do.  We face strong competition from other mining companies in connection with exploration and the acquisition of properties producing, or capable of producing, base and precious metals.  Many of these companies have greater financial resources, operational experience and technical capabilities than us.  As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all.  Consequently, our revenues, operations and financial condition could be materially adversely affected.

We are subject to fluctuations in currency exchange rates, which could materially adversely affect our financial position.

We maintain most of our working capital in Canadian dollars or Canadian dollar-denominated securities.  We convert our Canadian funds to foreign currencies as certain payment obligations become due.  Accordingly, we are subject to fluctuations in the rates of currency exchange between Canadian dollar and these foreign currencies, and these fluctuations could materially affect our financial position and results of operations. A significant portion of the operating costs at Esaase and Asumura is based on the Ghanaian currency, the Cedi.

We are subject to litigation risks.

All industries, including the mining industry, are subject to legal claims, with and without merit.  Defense and settlement costs can be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have a material effect on our financial position and results of operations.

Gold exploration is highly speculative, involves substantial expenditures, and is frequently non-productive.

Gold exploration, including the exploration of the Esaase Property and other projects, involves a high degree of risk.  Exploration projects are frequently unsuccessful.  Few prospects that are explored are ultimately developed into producing mines.  We cannot assure you that our gold exploration efforts will be successful.  The success of gold exploration is dependent in part on the following factors:

•	unanticipated adverse geotechnical conditions;

•	incorrect data on which engineering assumptions are made;

•	costs of constructing and operating a mine in a specific environment;

•	cost of processing and refining;

•	availability of economic sources of power;

•	availability of qualified staff;

•	adequacy of water supply;

•	adequate access to the site including competing land uses (such as agriculture and illegal mining);

•	unanticipated transportation costs and shipping incidents and losses;

•	significant increases in the cost of diesel fuel, cyanide or other major components of operating costs;

•
government regulations (including regulations relating to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•	fluctuations in gold prices;

•	accidents, labour actions and force majeure events;

•	the identification of potential gold mineralization based on superficial analysis;

•	availability of prospective land;

•	availability of government-granted exploration and exploitation permits;

•	the quality of our management and our geological and technical expertise; and

•	the funding available for exploration and development.

Substantial expenditures are required to determine if a project has economically mineable mineralization.  It could take several years to establish Proven and Probable Mineral Reserves and to develop and construct mining and processing facilities.  As a result of these uncertainties, we cannot assure you that current and future exploration programs will result in the discovery of Mineral Reserves, the expansion of our existing Mineral Reserves and the development of mines.

Further equity financing may substantially dilute the interests of our shareholders.

Keegan may require additional funds to fund the exploration and development of the Esaase Property.  If Keegan raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of its shareholders.

Discretion in the use of the net proceeds from the Offering.

Keegan currently intends to allocate the net proceeds we will receive from this offering as described above under “Use of Proceeds”.  However, management will have discretion in the actual application of the net proceeds, and may elect to allocate proceeds differently from that described in “Use of Proceeds” if management believes it would be in Keegan’s best interests to do so.  The failure by management to apply these funds effectively could have a material adverse effect on its business.

Sales of substantial amounts of the common shares of Keegan may have an adverse effect on the market price of the Common Shares.

Sales of substantial amounts of the common shares of Keegan, or the availability of such common shares for sale, could adversely affect the prevailing market prices for the common shares.  A decline in the market prices of the common shares could impair Keegan’s ability to raise additional capital through the sale of securities should it desire to do so.

INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in this short form prospectus either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a) BDO Dunwoody LLP, the Company’s external auditors, which is independent within the meaning of the Rules of the Professional Conduct of the Institute of Chartered Accountants of British Columbia; and

(b) Brian Wolfe, MAusIMM of Coffey Mining Pty Ltd., who authored the technical report “Esaase Gold Deposit Resource Estimation” dated April 24, 2009.

To our knowledge, none of these entities (or designated professionals of the entities) or individuals holds, directly or indirectly, more than 1% of our issued and outstanding common shares.

Based on information provided by the experts, none of the experts named under “Interests of Experts”, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Keegan are BDO Dunwoody LLP, Chartered Accountants, Vancouver, British Columbia. The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

BDO Dunwoody LLP has prepared an opinion with respect to the Company’s consolidated financial statements as at and for the years ended March 31, 2009 and 2008.  In connection with the audit of the Company’s annual financial statements for these years, BDO Dunwoody LLP has confirmed that it is independent within the meaning of the Rules of the Professional Conduct of the Institute of Chartered Accountants of British Columbia.

LEGAL MATTERS

Certain legal matters in connection with this Offering will be passed upon by Lang Michener LLP on behalf of Keegan and by Miller Thomson LLP, on behalf of the Underwriters.  As at the date hereof, the partners and associates of Lang Michener LLP, as a group, and the partners and associates of Miller Thomson LLP, as a group, each beneficially own, directly or indirectly, less than one percent of the outstanding common shares of Keegan.

ELIGIBILITY FOR INVESTMENT

In the opinion of Lang Michener LLP, counsel to Keegan, and Miller Thomson LLP, counsel to the Underwriters, as of the date hereof, based on provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder, and the proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, provided the Common Shares are listed on a designated stock exchange (which includes the TSX), such shares would, if issued on the date hereof, be qualified investments for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a deferred profit sharing plan, a registered disability savings plan and a tax-free savings account, each as defined in the Tax Act, subject to the specific provisions of any such plan, but would be a prohibited investment for a trust governed by a tax-free savings account if the holder has a significant interest in the Company within the meaning of the Tax Act.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some provinces, revisions of the price or damages if the short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

We have read the short form prospectus of Keegan Resources Inc. (the “Company”) dated ●, 2009 qualifying the distribution of Common Shares of the Company.  We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at March 31, 2009 and 2008 and the consolidated statements of operations and deficit and cash flows for the years then ended.  Our report is dated June 26, 2009.

Chartered Accountants

Vancouver, Canada
●, 2009

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CERTIFICATE OF THE COMPANY

Dated:  November 23, 2009

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta and Ontario.

(Signed) Daniel T. McCoy	(Signed) Tony Ricci
President and	Chief Financial Officer
Chief Executive Officer

On Behalf of the Board of Directors

(Signed) Robert J. McLeod	(Signed) Richard Haslinger
Director	Director

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CERTIFICATE OF THE UNDERWRITERS

Dated:  November 23, 2009

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta and Ontario.

Dundee Securities Corporation By: (Signed) Robert Klassen	clarus securities inc. By: (Signed) Brett A. Whalen
canaccord capital corporation By: (Signed) Graeme Currie

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